Free Writing Prospectus
Dated September 20, 2022
Filed Pursuant to Rule 433
Registration No. 333-267071

On September 20, 2022, Christian Gormsen, President and Chief Executive Officer of Eargo, Inc. (“Eargo” or the “Company”) sent the following email to Eargo employees. Certain information linked within this communication has been previously filed under cover of Free Writing Prospectus.

Subject:	PLEASE READ: Employee FAQ Regarding the Annual Meeting Proposals and the Proposed Rights Offering

To the entire Eargo team:

Eargo stockholders should have received voting materials in connection with the 2022 Annual Meeting of Stockholders scheduled for October 12, 2022. Earlier this week, we issued a press release announcing our proxy solicitation campaign and put up a website for stockholders with further information about the importance of the vote this year. You can take a look at the press release here and access the website here.

Anyone who owns EAR stock, including employees, as of September 6, 2022, is entitled to vote prior to or during the Annual Meeting. I am writing to remind you that your vote is important and we urge you to submit your votes on the Company’s proposals as soon as possible. Your vote is particularly important this year because we have a number of proposals on the ballot that will be critical to Eargo’s future. We encourage you to vote as early as possible.

As more fully described in the voting materials and on our website, we are requesting that stockholders vote on a number of important proposals for the Company, including (a) two proposals (Proposals No. 5 and No. 6) related to the Company’s financing transaction with Patient Square Capital (“Patient Square”) and the related proposed rights offering and (b) one proposal for a potential reverse stock split (Proposal No. 4).

Proposals No. 4 and No. 5 require a majority vote of all our outstanding common stock to pass. Proposals No. 5 and No. 6 must be approved by the stockholders in order to conduct the proposed Rights Offering. The Rights Offering will allow stockholders to participate in financing the Company and avoid a reduction in their percentage shareholdings of the Company.

If the stockholders do not vote to approve Proposals No. 5 and No. 6, the Company will not be able to conduct the proposed Rights Offering, and the Company will therefore be in default under our agreement with Patient Square, which would likely have very serious consequences for the Company and our stockholders, including that stockholders would likely lose all or substantially all of their investment in their common stock and equity grants to employees and employee stockholdings would likely be similarly impacted.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR EACH OF PROPOSALS NO. 4, NO. 5 AND NO. 6.

We have asked Morrow Sodali, our proxy solicitor, to work with us to ensure that our stockholders are educated about these important proposals, so you will likely receive more communications from them over the coming weeks via e-mail, phone call and traditional mail. If you have any questions, please call Morrow Sodali toll-free at (800) 662-5200 or send an e-mail to EAR.info@investor.morrowsodali.com.

Thank you,
Christian

Employee Frequently Asked Questions about the Proxy Solicitation

General

1.	Am I eligible to vote?

If you owned Eargo shares as of the close of business on September 6, 2022 (the “Record Date”), you are entitled to vote at the 2022 Annual Meeting of the Stockholders.

2.	What am I voting on and how does the Board recommend that I vote?

Proposal No.	Proposal	Board Recommendation
1	To elect the Class II director nominee to serve for a three-year term of office	FOR
2	To ratify the appointment of Deloitte & Touche as our independent registered public account firm for the Company’s fiscal year ending December 31, 2022	FOR
3	To approve, on a non-binding, advisory basis, the frequency of future say-on-pay votes.	ONE YEAR
4
To amend the Company’s Amended and Restated Certificate of Incorporation to effect a reverse stock split of the Company’s common stock, at a ratio in the range of 1-for-5 to 1-for-50, to be determined at the Board’s discretion
FOR
5	To amend the Company’s Amended and Restated Certificate of Incorporation to increase the number of authorized shares of common stock of the Company from 300,000,000 to 450,000,000	FOR
6
To approve, for purposes of complying with Nasdaq Listing Rule 5635, the issuance of shares of our common stock issuable upon conversion of the senior secured convertible notes issued, or issuable, to Patient Square Capital
FOR

3.	How Do I Vote?

Stockholders of Record: Shares Registered in Your Name

If, on the Record Date, your shares were registered directly in your name with the transfer agent for our common stock, then you are a stockholder of record. As a stockholder of record, you may vote in the following ways:

•	Vote Online: To vote by proxy over the internet, follow the instructions provided on the Proxy Card.

•	Vote by Telephone: You may also vote by submitting a proxy via telephone by following the instructions on your Proxy Card.

•
Vote by Mail: To vote using the Proxy Card, simply complete, sign and date the Proxy Card and return it promptly in the envelope provided. If you return your signed Proxy Card to us before the Annual Meeting, we will vote your shares in accordance with the Proxy Card.

•
Vote at the Annual Meeting. You may vote your shares at www.virtualshareholdermeeting.com/EAR2022 during the Annual Meeting. You will be asked to provide the 16-digit control number from your Proxy Card.

Even if you have submitted a proxy before the Annual Meeting, you may still attend the Annual Meeting online and vote online. In such case, your previously submitted proxy will be disregarded.
We encourage you, however, to vote as early as possible, in advance of the virtual Annual Meeting.
For assistance with voting your shares you can call Morrow Sodali, our proxy solicitor, at (877) 787-9239, or send an e-mail to EAR.info@investor.morrowsodali.com.

Beneficial Owner: Shares Registered in the Name of a Broker, Bank or Other Agent

If, on the Record Date, your shares were not held in your name, but rather in a brokerage account, then you are the beneficial owner of shares held in “street name,” and the Annual Meeting materials were forwarded to you by your broker along with a voting instruction card. As a beneficial owner of the shares in your account, you have the right to direct your broker on how to vote your shares in the following ways:

•
Vote Online: Follow the instructions provided by your broker, bank or other nominee on the Voting Instruction Form mailed (or e-mailed) to you. You will need your voting control number, which is included on the Voting Instruction Form mailed (or e-mailed) to you, to vote via the internet.

•
Vote by Telephone: Follow the instructions provided by your broker, bank or other nominee on the Voting Instruction Form mailed (or e-mailed) to you. You will need your voting control number, which is included on the Voting Instruction Form mailed (or e-mailed) to you in order to vote via automated telephone service.

Additionally, you can also vote by mail:

•
Vote by Mail: Follow the instructions provided by your broker, bank or other nominee on the Voting Instruction Form mailed (or e-mailed) to you. You will need your Voting Instruction Form mailed (or e-mailed) to you in order to vote by mail.

For voting by mail, be sure to:

o	Mark, sign and date your Voting Instruction Form;

o	Fold and return your Voting Instruction Form in the postage-paid envelope provided; and

o	Return your Voting Instruction Form no later than October 5, 2022.

For assistance with voting your shares you can call Morrow Sodali, our proxy solicitor, at (877) 787-9239, or send an e-mail to EAR.info@investor.morrowsodali.com. Banks and brokers can place a collect call to Morrow Sodali at (203) 658-9400.

If you hold your shares through a broker, bank or other nominee and did not receive or have misplaced your Voting Instruction Form, contact your bank, broker or other nominee for a replacement form or to obtain your control number.

4.	Where can I find my control number?

Your voting control number is the number provided in large bold text on the Proxy Card or Voting Instruction Form that was mailed to you with your Annual Meeting materials. If you are a holder of record and cannot locate your control number, contact Morrow Sodali, our proxy solicitor, to obtain your control number. If your shares are held in street name, you will need to contact your broker to obtain your control number.

5.	When do I need to vote by?

We encourage you to vote as soon as possible! Internet votes must be received before 11:59 p.m. Eastern Time on Tuesday, October 11, 2022. If you vote by mail, we suggest you mail your signed Proxy Card or Voting Instruction Form as soon as possible so that your vote arrives before October 12, 2022. Mailed votes received after the start of the Annual Meeting will not be counted. You may also vote by attending the Annual Meeting to be held at 11:00 a.m. Pacific Time on October 12, 2022. Please note that if you hold your shares through a broker, bank or nominee, your broker, bank or nominee may have an earlier deadline for voting. Contact the broker, bank or nominee who holds your shares if you have questions about their deadline.

6.	Who should I contact with questions?

If you have questions, need assistance in voting or if you have misplaced your proxy card, please call Morrow Sodali LLC, our proxy solicitor, toll-free at (800) 662-5200, or send an e-mail to EAR.info@investor.morrowsodali.com. Banks and brokers can place a collect call to Morrow Sodali at (203) 658-9400.

Reverse Stock Split Proposal

7.	Why is it important to vote FOR Proposal No. 4?

It is important that stockholders pass Proposal No. 4. As a company listed on the Nasdaq Stock Market LLC (“Nasdaq”), the Company is subject to certain continued listing rules, including that the Company maintain a closing price of at least $1.00 per share. As you know, the closing price per share of our common stock fell below $1.00 on June 28, 2022 and remained below $1.00 for a period of 25 consecutive trading days until August 3, 2022 and fell below $1.00 again on August 11, 2022. If at any time the closing price per share of our common stock were to close below $1.00 for more than 30 consecutive trading days, we would expect to receive a delisting notice from Nasdaq and be required to regain compliance within a certain period of time (typically 180 calendar days, subject to possible extensions).

A common method that companies may take to stay in compliance with Nasdaq’s continued listing rules is to effect a reverse stock split. A reverse stock split decreases the number of shares of common stock outstanding and thereby should proportionately increase the shares’ market price; however, because a reverse stock split requires an amendment to the Company’s corporate charter, we need the affirmative vote of holders of a majority of all outstanding shares of common stock.

If approved by the stockholders, Proposal No. 4 provides the Board of Directors with the ability to conduct a reverse stock split with a ratio in the range of 1-for-5 and 1-for-50, at its discretion. The Company has asked our stockholders to approve a range of ratios rather than a set ratio in order to give the Board adequate flexibility to respond to market conditions and stock price volatility. Even if the stockholders adopt Proposal No. 4, the Board maintains the flexibility to not implement the reverse stock split, depending on the performance of the Company’s common stock following the completion of the proposed Rights Offering.

Any potential delisting of the Company’s common stock from Nasdaq would likely have very serious consequences for the Company and its stockholders.

If adopted, the Company currently expects that the Reverse Stock Split would occur following the completion of the proposed Rights Offering. As a result, the adoption by the stockholders of Proposal No. 4 is not expected to impact the Company’s ability to complete the proposed Rights Offering and will be in addition to the increase of the Company’s authorized share capital pursuant to Proposal No. 5. Stockholders are urged to vote FOR both Proposal No. 4 and Proposal No. 5 and are cautioned against considering Proposal No. 4 and Proposal No. 5 as alternatives.

Please note that Proposal No. 4 requires a majority vote of all outstanding common stock to pass. YOUR VOTE IS IMPORTANT. Whether or not you plan to attend the Annual Meeting online, we encourage you to read the Proxy Statement and our Annual Report and to submit your proxy as soon as possible using one of the convenient voting methods described above.

8.	How will the reverse stock split impact the stock price of our common stock? What will happen to my shares?

The purpose of a reverse stock split is to raise the trading price of shares of common stock by reducing the number of shares outstanding, across all stockholders proportionately. It accomplishes this by exchanging a set amount of shares for one share, at a predetermined ratio. The price per share following the reverse stock split should then increase proportionately by the same ratio. For example, if a stockholder holds 100 shares worth $1.00 per share before the reverse stock split and the Board approves a reverse stock split with a ratio of 1-for-10, then following the reverse stock split, that stockholder would hold 10 shares. Because the proportionate ownership in the company did not change, the trading price per share should proportionately increase to $10.00 per share, thereby having no economic effect on anyone’s holdings.

There is risk involved in a reverse stock split that the market could react negatively and, as a result, the price of the shares may fall after the reverse stock split is effected. In other words, there is no certainty that the share price will increase proportionately by the same ratio as the decrease in shares outstanding.

9.	Will the reverse stock split impact my equity benefit awards?

A reverse stock split will reduce the total amount of shares issuable to employees under the Company’s various employee equity award plans by the same proportion that it reduces the shares outstanding generally. Additionally, outstanding options and RSUs would be adjusted to proportionately reduce the number of shares of common stock issuable upon exercise or settlement, as applicable, and proportionately increase the exercise price of any options.

10.	Will the reverse stock split impact my salary or benefits other than equity awards?

No, the reverse stock split would have no impact on employee salaries or benefits other than equity awards, as described above.

11.	Will the Company continue to be a public company following the reverse stock split?

Yes, in fact, we are implementing a reverse stock split in order to comply with Nasdaq’s minimum bid price listing requirement and continue as a public company.

12.	What should we tell customers and/or third parties, if asked about the reverse stock split?

Please direct any inquiries from customers and/or third parties to Morrow Sodali, our proxy solicitor, who may be contacted toll-free at (800) 662-5200 or e-mailed at EAR.info@investor.morrowsodali.com.

13.	What should I do if contacted by the media regarding the reverse stock split?

Please direct any media inquiries to Morrow Sodali, our proxy solicitor, who may be contacted toll-free at (800) 662-5200 or e-mailed at EAR.info@investor.morrowsodali.com.

Rights Offering Proposals

14.	Why is it important to vote FOR Proposals No. 5 and Proposal No. 6?

Your vote is important. Two of the proposals (Nos. 5 and 6) relate directly to the Company’s ability to conduct the proposed Rights Offering.

Proposal No. 5 is a proposal to increase the authorized share capital of the Company so that the Company will have enough authorized shares to issue the shares in the proposed Rights Offering. If Proposal No. 5 is not passed, the Company will not be able to complete the proposed Rights Offering. Importantly, Proposal No. 5 requires a majority vote of all outstanding voting securities of the Company in order to pass. For this reason, it is critical that as many stockholders as possible vote on and FOR the proposal.

Proposal No. 6 is a proposal for the stockholders to approve the issuance of common stock to Patient Square in connection with their conversion of their convertible notes. As a listed company on Nasdaq, the Company is subject to the Nasdaq listing rules (the “Nasdaq Listing Rules”). One such rule, Nasdaq Listing Rule 5635, requires, among other things, that the Company obtain stockholder approval of the issuance of securities (i) that would constitute a change of control or (ii) representing more than 20% of the outstanding voting power of a listed company in a private offering at a price that is less than the “Minimum Price.” The “Minimum Price” means the lower of: (i) closing price of our common stock immediately preceding the signing of the Note Purchase Agreement and (ii) the average closing price of our common stock for the five trading days immediately preceding the signing of the Note Purchase Agreement.

We believe that it is highly likely that any conversion of the convertible notes in connection with the Patient Square financing and the related proposed Rights Offering will require approval under the Nasdaq Listing Rules. As a result, we cannot convert the convertible notes pursuant to the terms of the Note Purchase Agreement without obtaining stockholder approval of Proposal No. 6.

In addition, the terms of the Note Purchase Agreement require that we obtain stockholder approval of EACH of Proposal Nos. 5 and 6.

If the stockholders do not pass each of Proposal Nos. 5 and 6, the Company will be in default under the Note Purchase Agreement. Any default under the Note Purchase Agreement would likely have very serious consequences for the Company and our stockholders, including that stockholders would likely lose all or substantially all of their investment in our common stock and equity grants to employees and employee stockholdings would likely be similarly impacted.

Please note that Proposal No. 5 requires a majority vote of all outstanding common stock to pass. YOUR VOTE IS IMPORTANT. Whether or not you plan to attend the Annual Meeting online, we encourage you to read the Proxy Statement and our Annual Report and to submit your proxy as soon as possible using one of the convenient voting methods described above.

The Proposed Rights Offering

15.	What is a rights offering?

A rights offering is the distribution to all stockholders on a pro rata basis of a “right,” or option, to purchase additional shares in the Company. The Company proposes to conduct a rights offering for 375 million shares at a subscription price of $0.50 per share of common stock (the “Rights Offering”).

This per share subscription price of $0.50 was negotiated with Patient Square in connection with the Note Purchase Agreement.

“Pro rata” means in proportion to the number of total shares of our common stock that a stockholder held on the record date of the proposed Rights Offering.

16.	Why are we proposing to conduct a rights offering?

In June 2022, the Company entered into a convertible notes transaction with Patient Square to borrow up to $125 million in secured corporate bonds (the “Notes”) that are convertible into shares of our common stock and mature in one year. The Notes are secured such that Patient Square has a lien on substantially all of our assets, including our intellectual property.

The Company has borrowed $100 million in Notes thus far. This infusion of capital has been critical for Eargo’s growth plans.

If the full $100 million worth of Notes converted into shares of our common stock, Patient Square would own up to 90% of the Company. In the interest of protecting our stockholders from the dilution of their voting power, we negotiated with Patient Square to include a rights offering of up to 375 million shares of common stock to allow our stockholders to increase their relative holdings in our common stock and offset some of this dilution if they choose to participate and buy additional shares in the offering.

17.	What if the Company doesn’t complete the proposed Rights Offering?

Completing the proposed Rights Offering transaction is a REQUIREMENT under our Note Purchase Agreement with Patient Square. If we are unable to complete the proposed Rights Offering by December 24, 2022, Eargo will be in default under the terms of the agreement and Patient Square will have the right to seize the Company’s assets. Any default under the Note Purchase Agreement would likely have very serious consequences for the Company and our stockholders, including that stockholders would likely lose all or substantially all of their investment in our common stock and equity grants to employees and employee stockholdings would likely be similarly impacted.

18.	Will the proposed Rights Offering impact my salary, equity benefit awards and other benefits?

The proposed Rights Offering is not expected to have any direct impact on your salary, equity benefit awards or any other benefits. To the extent the proposed Rights Offering results in a negative impact on the per share price of our common stock, the trading price of our common stock may fall below the strike price of certain option grants to employees and thus such options may be “out of the money,” as a result of the rights offering; however, there is no certainty as to how the stock price of our common stock will react to the completion of the proposed Rights Offering.

19.	Will the Company issue any new equity awards to employees following the completion of the proposed Rights Offering?

We have nothing to announce with respect to employee equity awards at this time.

20.	Am I entitled to receive rights, and how many rights am I entitled to? How many shares will I be able to subscribe to once I have received my rights?

Employee stockholders will be entitled to receive rights if they own shares of the Company as of the record date of the proposed Rights Offering. Note that employee stockholders will be entitled to receive rights only with respect to shares of common stock owned, not options or RSUs that have not yet settled. The Company has not yet announced the record date of the proposed Rights Offering, though the Company does not intend for the record date for the Rights Offering to precede the date of the Annual Meeting. For more information regarding the proposed Rights Offering transaction, please see the section titled “Questions & Answers” in our Registration Statement on Form S-1 (File No. 333-267071), filed with the Securities and Exchange Commission on August 25, 2022 at the following link: S-1 (sec.gov).

21.	How will the proposed Rights Offering impact current stockholder ownership of Eargo’s common stock? Will the Company continue to be a public company following the proposed Rights Offering?

If either of Proposal Nos. 5 and 6 are not approved by stockholders, then the Company will be unable to conduct the proposed Rights Offering and the Company will be in default under the Note Purchase Agreement with Patient Square. Patient Square’s convertible notes are secured by a first-priority lien on substantially all of the Company’s assets, including our intellectual property. As a result, under the Note Purchase Agreement, following a default, Patient Square will have the right to foreclose on the Company and seize all of its assets.

If Proposal Nos. 5 and 6 are both approved, then the Company will conduct the proposed Rights Offering. The percentage ownership of the Company held by Patient Square following the proposed Rights Offering will depend upon the timing and level of participation of stockholders in the Rights Offering. If stockholders do not purchase any shares in the proposed Rights Offering, Patient Square will own approximately 90.5% of the Company. If stockholders subscribe for 75 million shares, then Patient Square will receive 300 million shares in the proposed Rights Offering and will own approximately 72.4% of the Company. Alternatively, if stockholders purchase all 375 million shares being offered in connection with the proposed Rights Offering, Patient Square’s convertible notes will be redeemed in their entirety and Patient Square will not own any portion of the Company.

22.	If I own stock in Eargo, what will happen to my shares following the proposed Rights Offering?

If you own shares in Eargo on the record date of the proposed Rights Offering, you will receive a right to subscribe for the purchase of additional shares of the Company at a price per share of $0.50. Your ownership of shares thus will entitle you to buy additional shares of the Company at a potential discount; for example, the subscription price of $0.50 per share reflects a 60% discount to the closing price of our common stock on June 24, 2022, the date the Company signed the Note Purchase Agreement, and an approximately 66% discount to the closing price of our common stock on September 19, 2022, the last trading day immediately preceding the date of the filing of this communication with the SEC. Assuming that Proposal Nos. 5 and 6 are approved by the stockholders and the Company is able to conduct the proposed Rights Offering, nothing will happen to the shares you own except that your voting power may be diluted (relative to the rest of the stockholders) to the extent that you do not participate.

23.	Does Eargo have enough shares of common stock to issue 375 million new shares?

The Company does not currently have enough authorized shares of common stock to issue 375 million new shares in connection with the proposed Rights Offering; however, the purpose of Proposal No. 5 is to amend the Company’s corporate charter to increase the amount of authorized capital stock such that the Company will have enough shares to legally issue 375 million additional shares of common stock.

24.	How will the proposed Rights Offering impact the stock price of our common stock?

It is possible that the issuance of the 375 million additional shares of common stock in connection with the proposed Rights Offering will have a negative impact on the trading price of your shares.  We will not know for sure until after completion of the Rights Offering.

As discussed above, we are also proposing that stockholders approve a reverse stock split of our common stock in order to ensure the Company’s continuing compliance with Nasdaq continuing listing requirements. To the extent the Board determines that it is appropriate to effect a reverse stock split, its implementation will occur after the completion of the proposed Rights Offering and will take into account any impact that the proposed Rights Offering has on the per share price of our common stock upon its completion.

25.	How will the proposed Rights Offering impact Eargo’s Board of Directors?

Following the closing of the $100 million convertible notes issuance to Patient Square, Patient Square has had the right to appoint a board observer to our Board of Directors. Following the completion of the proposed Rights Offering, Patient Square will have the right to nominate a number of directors to our Board of Directors proportionate to its ownership interest. The number of directors that Patient Square will be able to designate will be rounded up to the nearest whole number of directors. Patient Square will be able to designate at least one director until such time as they no longer hold shares in the Company.

26.	What should we tell customers and/or third parties, if asked about the proposed Rights Offering?

Please direct any inquiries from customers and/or third parties to Morrow Sodali, our proxy solicitor and information agent for the Rights Offering, who may be contacted toll-free at (800) 662-5200 or e-mailed at EAR.info@investor.morrowsodali.com.

27.	What should I do if contacted by the media regarding the proposed Rights Offering ?

Please direct any media inquiries to Morrow Sodali, our proxy solicitor and information agent for the Rights Offering, who may be contacted toll-free at (800) 662-5200 or e-mailed at EAR.info@investor.morrowsodali.com.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  All statements other than statements of historical fact contained in this communication are forward-looking statements, including statements regarding the investment by Patient Square, including the conversion of the notes; and the terms of the anticipated rights offering, including the timing of the anticipated Rights Offering, or if it will occur at all, stockholder participation in the Rights Offering and the results of certain related proposals to be voted on by stockholders.  Forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that could cause actual results and events to differ materially from those anticipated, including, but not limited to, risks and uncertainties related to the conversion of the notes issued pursuant to the Patient Square investment; the timing of the anticipated Rights Offering, or if it will occur at all, stockholder participation in the Rights Offering and the results of certain related proposals to be voted on by stockholders; the extent to which the Company may be able to validate processes to support the submission of claims for reimbursement from the Federal Employee Health Benefits (FEHB) program in the future, if at all, and the Company’s ability to obtain and increase insurance coverage of its hearing aids; the timing or results of ongoing claims audits and medical records reviews by third-party payors; the extent of losses from hearing aids delivered to customers from September 21, 2021 until December 8, 2021; the impact third-party payor audits and the regulatory landscape for hearing aid devices on the Company’s business and results of operations; the volume of additional orders by existing customers; the availability of insurance coverage for the Company’s products and any future products; the Company’s ability to release new hearing aids and the anticipated features of any such hearing aids; developments and projections relating to the Company’s competitors and the industry, including competing products; the Company’s ability to maintain its competitive technological advantages against new entrants in the industry; the pricing of the Company’s hearing aids; the Company’s ability to make certain claims related to the performance of the Company’s hearing aids relative to competitive products; the impact of changes in the regulatory landscape for hearing aid devices, including the anticipated implementation of the FDA’s recently announced over-the-counter hearing aid regulatory framework; and the COVID-19 pandemic, including but not limited to, its duration and its impact on the Company’s business and results of operations.  These and other risks are described in greater detail under the section titled “Risk Factors” contained in the Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the U.S. Securities and Exchange Commission (the “SEC”).  Any forward-looking statements in this communication are made pursuant to the Private Securities Litigation Reform Act of 1995, as amended, are based on current expectations, forecasts and assumptions, and speak only as of the date of this communication. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

The Company has filed a definitive proxy statement with the SEC for the Annual Meeting to which this communication relates and has mailed the definitive proxy statement and other proxy solicitation materials to record holders as of September 6, 2022.  Before you vote, you should read the definitive proxy statement and other documents the Company has filed with the SEC for more complete information about the Company, the 2022 Annual Meeting and the proposals to be voted on. The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering.   You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you may obtain copies of the definitive proxy statement and the other proxy solicitation materials, including a replacement proxy card, as well as the prospectus, by contacting Morrow Sodali, the Company’s proxy solicitor and the information agent for the offering, at:

Morrow Sodali LLC
333 Ludlow Street
5th Floor, South Tower
Stamford, Connecticut 06902
Individuals call toll-free: (800) 662-5200
Banks and Brokerage Firms, please call (203) 658-9400
E-mail: EAR.info@investor.morrowsodali.com

Participants in the Solicitation

The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of the Company’s common stock in respect of the proposals to be voted on by stockholders at the Company’s 2022 annual meeting of stockholders (the “Annual Meeting”). Information about the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is set forth in the Definitive Proxy Statement for the Annual Meeting, which was filed with the SEC on September 13, 2022, and in other documents filed by the Company, including on behalf of such individuals, with the SEC.

No Offer or Solicitation

This communication shall not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed rights offering or (ii) an offer, nor a solicitation of an offer, of the sale or purchase of securities, nor shall any securities of the Company be offered or sold in any jurisdiction in which such an offer, solicitation or sale would be unlawful. It is an outline of matters for discussion only. Neither the SEC nor any state securities commission has approved or disapproved of the transactions contemplated hereby or determined if this communication is truthful or complete. Any representation to the contrary is a criminal offense. In connection with the proposed Rights Offering transaction discussed herein and the stockholder votes related thereto, a registration statement on Form S-1 (File No. 333-267071) (the “Registration Statement”) was filed with the SEC on August 25, 2022 and a definitive proxy statement related to the Company’s 2022 Annual Meeting of Stockholders to be held on October 12, 2022 (as amended, the “Definitive Proxy Statement”) was filed with the SEC on September 13, 2022. The Company intends to file other relevant materials with the SEC in connection with the proposals to be voted on by the stockholders. Stockholders of the Company are urged to read the Registration Statement and the documents incorporated by reference therein and the Definitive Proxy Statement before making any voting or investment decision with respect to the stockholder proposals and the proposed rights offering, respectively, because they will contain important information regarding such proposals and the proposed Rights Offering transaction. You should not construe the contents of this communication as legal, tax, accounting or investment advice or a recommendation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein.